UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35258

Dunkin’ Brands Group, Inc.

(Exact name of registrant as specified in its charter)

Three Glenlake Pkwy

Atlanta, GA 30328

678-514-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note: Effective December 15, 2020, Vale Merger Sub, Inc., a wholly owned indirect subsidiary of Inspire Brands, Inc., was merged with and into Dunkin’ Brands Group, Inc., with Dunkin’ Brands Group, Inc. continuing as the surviving corporation and thereby being converted from a public corporation into a private corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Dunkin’ Brands Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DUNKIN’ BRANDS GROUP, INC.

Date: December 28, 2020	By:	/s/ Nils H. Okeson
Name: Nils H. Okeson
Title: Authorized Officer